FPC Exemption No. (82-836)

[redacted]

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

Filing made by Indofood Agri Resources Limited ("IndoAgri"), a subsidiary of the Company, to the Singapore Stock Exchange, attached with the information on the Share Buyback Plan of PT PP London Sumatra Indonesia Tbk, a subsidiary of IndoAgri.

Dated this 14th day of October, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

dlw 10/28 10/29

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	14-Oct-2008 12:54:48
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	PT PP London Sumatra Indonesia Tbk ("Lonsum")'s Share Buyback Plan
Description	The Board of Directors of Indofood Agri Resources Ltd, (the "Company") wishes to announce that its listed subsidiary in the Indonesia Stock Exchange, PT PP London Sumatra Indonesia Tbk ("Lonsum"), had made an announcement of Share Buyback Plan on 10 October 2008 and also released the information regarding the Share Buyback Plan to the shareholders of Lonsum on 12 October 2008. Please refer to the attached letters dated 10 October 2008 and 12 October 2008 issued by Lonsum on the Share Buyback Plan. *** CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd. It assumes no responsibility for the contents of this announcement.
Attachments	AnnShareBuyBack10OCT2008.pdf AnnShareBuyBackInfo12OCT2008.pdf Total size = 438K (2048K size limit recommended)

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"Unofficial Translation"

10 October 2008

No. CS-177/LSIP/X/08

To
Bapak Edy Sugito
Direktur PT Bursa Efek Indonesia
Indonesia Stock Exchange Building, Tower 1
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190

Dear Sirs,

Share Buyback of PT. PP. London Sumatra Indonesia Tbk.

In accordance with the Decision Letter of the Chairman of Bapepam and LK No. KEP-401/BL/2008 dated 9 October 2008 regarding Share Buyback Issued by Issuer or Public Company in a Critical Market Condition, then PT PP London Sumatra Indonesia Tbk ("Company") would like to conduct share buyback.

In accordance with Regulation No. XI.B.3 Point 7, the Company hereby informs as follows:

1. The estimated buyback schedule will start as of 13 October 2008 until the deadline which has been determined under the above regulation, i.e. 3 months, and the share buyback cost will taken from the Company's balance.
2. The performance of this share buyback is in accordance with the regulation as attached in the Decision Letter of the Chairman of Bapepam and LK No. KEP-401/BL/2008 dated 9 October 2008, i.e. a maximum or up to 20% of the total paid-up capital after considering the current market conditions.
3. By conducting the share buyback, we estimate that there will be reduction in the Company's income (Note: See Revision Letter No. CS-178.) of a maximum aggregate amount of Rp 491.3 billion. Detailed calculation attached.
4. The share buyback is expected to:
   a. Give a positive impact to the domestic investment conditions
   b. Increase the value of the Company in the investors' point of view
   c. Give support to the shareholders in the current global crisis.

Best regards,

Emanuel Loe Soe Kim
Director

Attachment I: Detail calculations estimate income decrease of PT. PP LONDON SUMATRA INDONESIA Tbk, in relation to the share buy back

- Issued and paid capital Amount 1.364.572.793 share @ Rp. 500 per share	= Rp. 682,3 Billion
- Price share buyback (Regulation no. XI.B3 point 4) 20% from 1.364.572.793 share @Rp.2.300 per share (assumption)	= Rp. 627,7 Billion
- Price nominal share buyback 20 % from 1.364.572.793 share @ Rp. 500 per share	=Rp. 136.4 Billion
- Decrease income/Disagio	=Rp. 491,3 Billion
- Balance Agio Share per 31 August 2008	=Rp. 886.5 Billion
- Estimate balance share premium after share buy back	=Rp. 395,2 Billion

"Unofficial Translation"

12 October 2008

No. CS-179/LSIP/X/08

To
Bapak Edy Sugito
Director of PT Bursa Efek Indonesia
Indonesia Stock Exchange Building, Tower I
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190

Dear Sirs,

Information to the Shareholders Regarding the Share Buyback Plan

Referring to our letter No. CS-177/LSIP/X/08 dated 10 October 2008, we hereby attach this Information to the Shareholders Regarding the Share Buyback Plan (attached) as regulated in Bapepam and LK Regulation Regarding Issuer or Public Company Share Buyback in a Critical Market Condition, Attachment to the Decision by Chairman of Bapepam and LK No. Kep 401/BL/2008 dated 9 October 2008 (**"Bapepam and LK Regulation No.XI.B.3"**).

Besides the points mentioned above, it is necessary that we inform to you that there was mistake on Point 3 and the attachment of our letter No. CS-177/LSIP/X/08 dated 10 October 2008 which can be explained as follows :

Written :

Point 3
By conducting the share buyback, we estimate that there will be reduction in ***the Company's income*** of a maximum aggregate amount of Rp 491.3 billion. Detailed calculation attached.

Attachment I

- Issued and Paid-Up Capital (in million Rupiah)
  Amounting to 1,364,572,793 shares @ Rp 500 per share = Rp 682.3 billion
- Income reduction / Disagio = Rp 491.3 billion

Correction :

Point 3

By conducting the share buyback, we estimate that there will be reduction in *the Company's income* in the aggregate amount of Rp. 6,6 Billion which is generated from the interest earnings subject to the price of share buy back is Rp. 2.150 per shares.

Attachment 1

Please see attached.

Thank you.

Best regards,

Emmanuel Loe Soei Kim
Director

Attachment 1: Detail Composition of Equity and Decrease of Company's Income of PT PP London Sumatra Indonesia Tbk due to the share buy back

A, EQUITY

Issued and paid up capital in the amount 1.364.572.793 shares	
@ Rp. 500 per share	= Rp. 682,3 Billion
Additional paid up capital	= Rp. 881,1 Billion
Retained Earnings	
Appropriated for general reserves	=Rp. 14,5 Billion
Unappropriated	=Rp.1.2551,1Billion
	=Rp. 2.840,0 Billion
Capital shares which has been bought back	=Rp. 586,7 Billion
Total Equity	=Rp. 2.253,3 Billion

B. COMPANY'S INCOME REDUCTION

Amount of Deposit Interest Rp. 586,7 Billion X 4,5% X 3/12	=Rp. 6,6 Billion

INFORMASI
KEPADA PEMEGANG SAHAM
Dalam Rangka Rencana Pembelian Kembali Saham

INFORMATION
TO THE SHAREHOLDERS
Regarding Share Buyback Plan

LONSUM

PT PP LONDON SUMATRA INDONESIA Tbk
("Perseroan")
("Company")

INFORMASI SEHUBUNGAN DENGAN RENCANA PEMBELIAN KEMBALI SAHAM PERSEROAN

Perseroan merencanakan untuk melakukan pembelian kembali sebagian saham Perseroan yang telah dikeluarkan dan tercatat di Bursa Efek Indonesia sebanyak-banyaknya 20% dari modal ditempatkan dan disetor penuh (**"Pembelian Kembali Saham"**) sebagaimana diatur dalam Peraturan Bapepam dan LK No.XI.B.3 tentang Pembelian Kembali Saham Emiten atau Perusahaan Publik dalam Kondisi Pasar yang Berpotensi Krisis, Lampiran Keputusan Ketua Bapepam dan LK No. Kep 401/BL/2008 tanggal 9 Oktober 2008 (**"Peraturan Bapepam dan LK No.XI.B.3"**). Pembelian Kembali Saham akan dilakukan dalam waktu 3 (tiga) bulan sejak keterbukaan informasi ini. Jumlah saham yang akan dibeli kembali akan bergantung pada harga saham Perseroan, kondisi pasar, dan keputusan Direksi atas jumlah dana yang akan dialokasikan untuk pembelian kembali saham tersebut. Pembelian Kembali Saham akan dilaksanakan melalui Bursa Efek Indonesia

INFORMATION REGARDING THE COMPANY'S SHARE BUYBACK PLAN

The Company plans to buy back part of its shares which have been issued and recorded at the Indonesia Stock Exchange. The maximum amount of any buy-back is 20% of the issued and paid-up capital (**"Share Buyback"**) as regulated in the Bapepam and LK (Financial Body) Regulation No.XI.B.3 regarding Issuer or Public Company Share Buyback in a Critical Market Condition, Attachment to the Decision by Chairman of Bapepam and LK No. Kep 401/BL/2008 dated 9 October 2008 (**"Bapepam and LK Regulation No.XI.B.3"**). The buy-back will be conducted over the 3 months following the date of this disclosure. The total amount of the buy back will depend on the Company's share price, market conditions and the decision of the Board of Directors on the amount of capital to be allocated to the buy back. The Share Buyback will be executed through the Indonesia Stock Exchange.

Informasi ini diterbitkan di Jakarta pada tanggal 12 Oktober 2008

This information is issued in Jakarta on 12 October 2008

JADWAL PELAKSANAAN PEMBELIAN KEMBALI SAHAM
SCHEDULE OF SHARE BUYBACK EXECUTION

No	KETERANGAN REMARK	TANGGAL DATE
1	Pemberitahuan tertulis kepada Bapepam dan LK dan Bursa Efek Indonesia tentang rencana Pembelian Kembali Saham Perseroan Written notification to Bapepam and LK and the Indonesia Stock Exchange regarding the Company's Share Buyback plan	12 Oktober 2008 12 October 2008
2	Pengumuman Keterbukaan Informasi di Bursa Efek Indonesia Disclosure at the Indonesia Stock Exchange	13 Oktober 2008 13 October 2008
3	Periode Pembelian Kembali Saham Perseroan melalui Bursa Efek Indonesia Period of the Company's Share Buyback through the Indonesia Stock Exchange	13 Oktober 2008 s/d 12 Januari 2009 13 October 2008 until 12 January 2009

PENDAHULUAN

INTRODUCTION

Pada saat ini Perseroan berada dalam posisi *net cash* (lebih banyak kas dibandingkan dengan hutang). Perseroan dapat mengalokasikan bagian dari kas yang tersedia untuk membeli kembali sebagian saham Perseroan yang telah dikeluarkan, yang saat ini diyakini dibawah nilai kewajaran.

The Company is currently in a position of net cash (more cash than debt). The Company can allocate part of its cash holdings to buying back part of the Company's issued shares, which it believes are currently undervalued.

Sesuai dengan ketentuan Bapepam dan LK No.XI.B.3, Perseroan bermaksud untuk melakukan pembelian kembali sebagian saham. Adapun tujuan pelaksanaan Pembelian Kembali Saham Perseroan adalah sebagai berikut :

The Company therefore intends to take advantage of Bapepam and LK Regulation No.XI.B.3 and conduct a buy back of part of its shares. The purposes of the Company's Share Buyback are as follows :

1. Memperoleh saham Perseroan pada nilai yang menarik dan meningkatkan *Earnings Per Share* ("EPS").
2. Memberikan kesempatan pada Perseroan untuk lebih fleksibel dalam pengelolaan modal.

1. Acquire the Company's shares at an attractive valuation and improve the Company's Earnings Per Share ("EPS").
2. To take advantage of the opportunity for more flexible capital management.

Biaya dan Jumlah Saham Dalam Rangka Pembelian Kembali Saham Perseroan

Cost and Number of Shares In Relation To the Company's Share Buyback

Biaya Pembelian Kembali Saham Perseroan berasal dari Saldo Laba Perseroan yang belum ditentukan penggunaannya per 30 Juni 2008 sebesar Rp 1.255.165 (dalam jutaan Rupiah). Penggunaan Saldo Laba tersebut tidak akan menyebabkan kekayaan bersih Perseroan menjadi lebih kecil dari jumlah modal ditempatkan dan disetor penuh ditambah cadangan wajib yang telah disisihkan. Perseroan pada saat ini telah melakukan

The cost of the Company's Share Buyback can be absorbed from the Company's Retained Earnings which at 30 June 2008 amounted to Rp 1,255,165 (in million Rupiah), and whose utilization has not yet been determined. The utilization of Retained Earnings will not make the Company's net assets less than the total issued and paid-up capital plus the unappropriated retained earnings. The Company has reserved funds as regulated

penyisihan cadangan wajib sebagaimana diatur dalam Undang-Undang No. 40 Tahun 2007 Tentang Perseroan Terbatas. Jika Direksi memutuskan untuk membeli kembali jumlah maksimum 20% dari saham Perseroan yang ditempatkan dan disetor penuh, sesuai dengan ketentuan Bapepam dan LK No.XI.B.3, dengan harga per tanggal 8 Oktober 2008 Rp 2.150 per saham, maka dana yang dibutuhkan sebesar Rp 586,7 miliar. Ini merupakan jumlah dana maksimum yang dicadangkan untuk *Pembelian Kembali Saham.*

in the Law No. 40 Year 2007 Regarding Limited Liability Company. If the Board of Directors decided to acquire the maximum 20% of the Company's shares offered under Bapepam and LK Regulation No.XI.B.3, the maximum amount required at the closing price of the Company's shares on 8th October 2008 of Rp 2,150 per share, would be Rp. 586,7 billion. This is the maximum amount reserved for any buy back.

Aktual dana yang dikeluarkan untuk Pembelian Kembali Saham bergantung pada kebijakan Direksi Perseroan.

The amount actually spent on the buy back will be at the discretion of the Company's Board of Directors.

Jumlah saham Perseroan yang akan dibeli kembali tidak akan melebihi 20% dari jumlah modal ditempatkan dan disetor penuh Perseroan sebagaimana diatur dalam Butir 4 Peraturan Bapepam dan LK No. XI.B.3

The amount of the Company's shares which will be bought back will not exceed 20% of the Company's issued and paid-up capital as regulated in Point 4 of Bapepam and LK Regulation No.XI.B.3.

Rencana Perseroan Atas Saham yang Akan Dibeli Kembali

The Company's Plan on the Share Which Will Be Bought Back

Perseroan berencana untuk menyimpan saham yang telah dibeli kembali untuk dikuasai sebagai Treasury Stock untuk jangka waktu tidak lebih dari 3 (tiga) tahun, akan tetapi Perseroan dapat menjual kembali saham yang telah dibeli kembali *apabila harga saham sama atau lebih tinggi* dari harga pembelian dengan ketentuan pelaksanaan penjualan saham tersebut hanya dapat dilakukan setelah 30 (tiga puluh) hari sejak Pembelian Kembali Saham selesai dilaksanakan seluruhnya.

The Company plans to keep the share which has been bought back as Treasury Stock for a period of time no longer than 3 years, however the Company may sell back the shares which have been bought back if the share price is equal to or higher than the buying price, on the condition that the selling of the shares can only be done 30 days after the completion of the Share Buyback.

Penjualan saham yang telah dibeli kembali tersebut dapat dilakukan baik melalui transaksi di bursa efek maupun di luar bursa dengan memperhatikan Peraturan Bapepam dan LK No. XI.B.3.

The selling of shares which has been bought back can be done through transaction at the stock exchange or outside the stock exchange in accordance with Bapepam and LK Regulation No.XI.B.3.

Saham yang telah dibeli kembali oleh Perseroan tidak dapat digunakan untuk mengeluarkan suara dalam Rapat Umum Pemegang Saham Perseroan dan tidak diperhitungkan dalam menentukan jumlah kuorum yang harus dicapai sesuai dengan ketentuan perundangan yang berlaku, selain itu saham-saham dimaksud tidak berhak mendapat pembagian dividen.

Shares which have been bought back by the Company cannot be utilized to vote in the Company's General Meeting of the Shareholders and will not count in determining the quorum in accordance with the applicable law, besides these shares are not entitled to receive dividend.

Jangka Waktu Pelaksanaan Pembelian Kembali Saham Perseroan

Period of the Company's Share Buyback

Pembelian Kembali Saham Perseroan akan dilaksanakan dalam jangka waktu paling lama 3 (tiga) bulan sejak keterbukaan informasi ini, mulai dari tanggal 13 Oktober 2008 sampai dengan 12 Januari 2009.

The Company's Share Buyback will be executed in a period of 3 months at the longest since the date of this disclosure, starting on 13 October 2008 until 12 January 2009.

Harga Saham Dalam Rangka Pembelian Kembali Saham Perseroan

Share Price In Relation To the Company's Share Buyback

Pembelian kembali saham akan dilakukan pada harga yang dianggap baik dan wajar oleh Manajemen Perseroan.

The share buy back will take place at a price deemed fair and reasonable by the Company's Board.

Prosedur Pembelian Kembali Saham Perseroan

Procedure of the Company's Share Buyback

1. Perseroan telah menunjuk PT Indopremier Securities untuk melakukan Pembelian Kembali Saham Perseroan untuk periode yang dimulai tanggal 13 Oktober 2008 sampai dengan 12 Januari 2009.

1. The Company has appointed PT Indopremier Securities to execute the Company's Share Buyback for the period starting on 13 October 2008 until 12 January 2009.

2. Orang Dalam Perseroan sebagaimana dimaksud dalam Undang-undang No. 8 Tahun 1995 tentang Pasar Modal tidak diperkenankan untuk membeli atau menjual saham Perseroan pada masa pembelian kembali saham yang dilakukan oleh Emiten atau oleh PT PP London Sumatra Indonesia Tbk.

2. Insider Person of the Company as indicated in the Law No. 8 Year 1995 Regarding Capital Market is not allowed to buy or sell the Company's shares during the period of share buyback by Issuer or PT PP London Sumatra Indonesia Tbk.

Yang termasuk "Orang Dalam" Perseroan adalah anggota Dewan Komisaris, Direksi, pegawai Perseroan, Pemegang Saham Utama Perseroan, perorangan yang karena kedudukannya atau karena hubungan usahanya dengan Perseroan yang memungkinkan orang tersebut memperoleh informasi Orang Dalam Perseroan, dan pihak-pihak yang tidak lagi menjadi pihak sebagaimana yang dimaksud diatas dalam kurun waktu 6 bulan terakhir.

Included in "Insider Person" of the Company are members of the Board of Commissioners, Board of Directors, the Company's employees, the Company's Majority Shareholders, individual whose status or business relation with the Company makes it possible for him/her to obtain the Company's insider person information, and parties no longer those mentioned above in the last 6 months.

DAMPAK PEMBELIAN KEMBALI SAHAM TERHADAP LAPORAN KEUANGAN DAN NILAI LABA BERSIH PER SAHAM PERSEROAN

Jika Perseroan membeli kembali jumlah maksimum 20% dari saham Perseroan yang ditempatkan dan disetor penuh, pada harga saham penutupan per tanggal 8 Oktober 2008 dengan dana sebesar Rp 586,7 miliar, maka laba bersih Perseroan untuk Tahun Fiskal 2008 akan menurun sekitar Rp 6,6 miliar akibat hilangnya pendapatan bunga dari dana tersebut.

Perseroan tidak mengharapkan bahwa Pembelian Kembali Saham akan memberikan dampak yang material terhadap kegiatan usaha Perseroan mengingat Perseroan memiliki modal kerja dan arus kas yang cukup untuk membiayai kegiatan usaha Perseroan.

EFFECT OF SHARE BUYBACK ON THE COMPANY'S FINANCIAL STATEMENT AND VALUE OF EARNINGS PER SHARE

If the Company acquired the maximum 20% of outstanding shares, an amount of Rp 586.7 billion at the closing price of the Company's shares on 8 October 2008, then the Company's net profit for Fiscal Year 2008 will decrease by approximately Rp 6.6 billion due to the loss of interest income on this cash.

The Company does not expect the Share Buyback will have a material effect on the Company's business activities considering that the Company has sufficient work capital and cash flow to fund the Company's business activities.

PEMBAHASAN DAN ANALISIS MANAJEMEN MENGENAI PENGARUH PEMBELIAN KEMBALI SAHAM TERHADAP KEGIATAN USAHA DAN PERTUMBUHAN PERSEROAN DI MASA DATANG

Kegiatan usaha utama Perseroan dalam bidang perkebunan dan pengolahan kelapa sawit, karet, teh, dan kakao yang tertanam di 4 (empat) pulau terbesar di Indonesia, telah menghasilkan laba dan arus kas yang baik selama beberapa tahun terakhir. Hal ini dapat ditunjukkan dari kinerja Perseroan yang telah membukukan laba bersih sebesar Rp 525 miliar dan kenaikan arus kas dan setara kas sebesar Rp 378 miliar untuk periode 6 bulan yang berakhir pada 30 Juni 2008. Selain itu, Perseroan memiliki neraca keuangan yang kuat, dengan memiliki total aktiva sebesar Rp 4,6 triliun dan saldo kas dan setara kas sebesar Rp 937 miliar pada 30 Juni 2008.

Jika Perseroan menggunakan seluruh dana yang dicadangkan untuk Rencana Pembelian Kembali Saham, maka potensi penurunan aktiva dan ekuitas masing-masing adalah sebanyak-banyaknya sebesar Rp 586,7 miliar. Perlakuan akuntansi untuk perolehan kembali saham dengan mendebit akun ekuitas. Ada potensi berkurangnya laba bersih Perseroan sebesar Rp. 6,6 miliar untuk tahun fiskal 2008 yang diakibatkan oleh berkurangnya pendapatan bunga yang diperoleh Perseroan apabila dana yang dipergunakan dalam pelaksanaan Pembelian Kembali Saham disimpan dalam bentuk deposito (586,7 miliar X 4,5% (bunga deposito USD saat ini) X 3/12).

MANAGEMENT DISCUSSION AND ANALYSIS REGARDING THE EFFECT OF SHARE BUYBACK ON THE COMPANY'S FUTURE BUSINESS ACTIVITIES AND GROWTH

The Company's main business activities in plantation and processing of oil palm, rubber, tea and cocoa which are planted in 4 of the largest islands in Indonesia, have resulted in good profit and cash flow in the last several years. This is shown by the Company's performance which achieved a net income of Rp 525 billon and increase in cash flow and cash equivalents amounting to Rp 378 billion for the last 6 months period ending on 30 June 2008. Besides that, the Company has strong balance sheet, with a total asset of Rp 4.6 trillion and cash and cash equivalents amounting to Rp 937 billion as of 30 June 2008.

If the Company utilizes the maximum amount reserved for the Share Buyback, then the potential reduction in assets and equity is at most Rp 586.7 billion. The accounting treatment for the buy back requires the treasury stock acquired to be debited in the equity account. There is also a potential reduction in the Company's net profit amounting to Rp 6.6 billion for the Fiscal Year 2008 resulting from the reduction in the Company's interest earnings on the funds used for the Share Buyback (586.7 billion X 4.5% (current USD deposit rate) X 3/12). .

Perseroan berkeyakinan bahwa pelaksanaan dari Pembelian Kembali Saham tidak akan memberikan dampak negatif yang material bagi kegiatan usaha Perseroan karena hingga kini Perseroan memiliki modal kerja dan arus kas yang memadai untuk melaksanakan Pembelian Kembali Saham dan untuk melakukan kegiatan usaha Perseroan.

The Company believes that the execution of the Share Buyback will not have a material adverse impact on the Company's business activities because until now the Company has sufficient work capital and cash flow to execute Share Buyback and to conduct the Company's business activities.

Pelaksanaan Pembelian Kembali Saham diharapkan tidak akan berpengaruh secara material terhadap rencana pertumbuhan usaha Perseroan karena dana yang akan digunakan untuk Pembelian Kembali Saham ini berasal dari saldo laba yang belum dicadangkan penggunaannya. Disamping itu Perseroan saat ini berada dalam posisi *net cash* (kas bersih) sehingga Perseroan masih memiliki potensi untuk meningkatkan *gearing* Perseroan, apabila diperlukan, untuk mendanai pertumbuhan.

The execution of the Share Buyback is not expected to materially impact the Company's business growth plans because the funds used for the Share Buyback come from the retained earnings whose utilization has not yet been determined. Besides that, the Company is currently in a position of net cash, hence the Company still has the potential to increase its gearing, if required, to fund any growth opportunities.

TAMBAHAN INFORMASI

Bagi para Pemegang Saham yang memerlukan informasi tambahan dapat menghubungi Perseroan dalam jam kerja dengan alamat dan *contact person* :

ADDITIONAL INFORMATION

For the Shareholders who need additional information may contact the Company during working hours through the following address and contact person :

Jay Geoffrey Wacher
Finance Director
PT PP London Sumatra Indonesia Tbk
Gedung World Trade Center Lantai 15
Jl. Jend. Sudirman Kav 29-31
Jakarta
TEL : (62-21) 520 6610 FAX : (62-21) 520 6611

www.londonsumatra.com

END